Exhibit 99.1
QIAGEN announces details for completion of synthetic share repurchase of up to approximately $300 million
Venlo, the Netherlands, January 18, 2024 – QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) today announced details for completion of the synthetic share repurchase plan to return up to approximately $300 million that combines a direct capital repayment to QIAGEN shareholders with a reverse stock split.

The repayment from existing cash reserves is expected to lead to an approximately 3% reduction in the number of issued shares (based on current share price).

The terms of the synthetic share repurchase are as follows:

•Every 25 issued QIAGEN shares will be consolidated into 24.25 QIAGEN shares, leading to a reduction of approximately 6.9 million shares from the level of 230.8 million shares at the end of 2023.

•Following the implementation of the consolidation, QIAGEN will repay capital to shareholders of record in the amount of $1.28 per pre-split share. (As the par-value of QIAGEN shares is denominated in euros, the amount of the capital decrease and repayment in the respective notarial deeds will also be denominated in euros. The payment, however, will be made in U.S. dollars.)

The last day of trading of the pre-split shares on the New York Stock Exchange and the Frankfurt Stock Exchange is planned to be Monday, January 29, 2024. Beginning on Tuesday, January 30, 2024, the consolidated QIAGEN shares, excluding the entitlement to the capital repayment, are expected to begin trading on the Frankfurt Stock Exchange (QIA) and on the NYSE (QGEN) under the Company’s current ticker symbols. In addition, the post-split shares will carry the following new security identifiers:

    ISIN:         NL0015001WM6

    CUSIP:     N72482 149

    WKN:        A40 0D5

Technical details regarding settlement mechanics

Shareholders holding their QIAGEN shares in brokerage accounts in the United States will have their holdings automatically consolidated in line with the consolidation ratio described above, whereby any fractional shares are planned to be sold and proceeds deposited in their account, effective as of close of business at 4:00 p.m. EST on Monday, January 29, 2024 (the “Effective Date” and the last trading day of the prior ISIN / CUSIP / WKN).

The capital repayment is planned to be made via Depository Trust Company to the respective brokerage accounts of the shareholders in the subsequent days. Unsettled market trades as of the Effective Date are planned to be reconciled by Depository Trust Company and settled in line with market practice (with the “Repayment Record Date” being January 31, 2024).

For shareholders who hold their QIAGEN shares in Germany and elsewhere in Europe directly or indirectly via Clearstream Banking AG, these holdings are expected to be consolidated through their banks, broker and custodians as of close of business European time on Monday, January 29, 2024. The capital repayment for these shareholders is expected to also be made in the subsequent days. Any fractional shares will be sold and deposited in their account.

Shareholders holding their QIAGEN shares in registered form directly at Equiniti (formerly American Stock Transfer and Trust Company ("AST")) are planned to have their holdings automatically consolidated in line with the consolidation ratio described above by processing in the register held by Equiniti, effective as of the Effective Date, and receive the capital repayment in their bank account known to the Company.

Shareholders are advised to consult with their bank or broker with any questions on the reverse stock split and the capital repayment.

Shareholders with questions about their tax status are advised to consult with their local tax advisor.

About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of September 30, 2023, QIAGEN employed more than 6,000 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Forward-Looking Statement
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, including those products used in the response to the COVID-19 pandemic, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, collaborations, markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, including the breadth and duration of the COVID-19 pandemic and its impact on the demand for our products and other aspects of our business, or other force majeure events; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission.

Source: QIAGEN N.V.

Category: Financial

Contacts QIAGEN:

Investor Relations		Public Relations
John Gilardi Phoebe Loh	+49 2103 29 11711 +49 2103 29 11457	Thomas Theuringer Daniela Berheide	+49 2103 29 11826 +49 2103 29 11676
e-mail: ir@QIAGEN.com		e-mail: pr@QIAGEN.com

3